Mail Stop 3561

November 26, 2007

<u>Via Fax & U.S. Mail</u>

Stephen M. Bailey
Chief Financial Officer
Flir Systems, Inc.
27700A SW Parkway Avenue
Wilsonville, OR 97070

   Re: **Flir Systems, Inc.**
      Form 10-K for the year ended December 31, 2006
      Filed March 16 2007
      File No. 000-21918

Dear Mr. Bailey:

   We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis, page
Results of Operations, page 39

1.   Please revise MD&A in future filings to include a description of the significant components of cost of goods sold (e.g. salaries, depreciation, stock compensation) in order for a reader to better understand your business and results of operations, and provide a narrative discussion of the any material year over year changes of the components comprising your cost of sales amounts.

Note 1. Nature of Business and Significant Accounting Policies, page 50
Stock Compensation, page 53

2.   Reference is made to amounts presented in the table at the top of page 55. Please note that we consider the presentation of the Company's results under the column "If reported under APB 25"which exclude amounts related to stock based compensation to be non-GAAP measures and prohibited under Item 10(e) of Regulation S-K which states that companies may not present non-GAAP financial measures on the face of the financial statements prepared in accordance with GAAP or in the accompanying notes.   Refer to Question 4 of Topic 14G in the Staff Accounting Bulletins for further guidance. Accordingly, please revise future filings to remove such presentation from your notes to the financial statements.

Note 6. Goodwill, page 66

3.   Please revise your notes to the financial statements in future filings to include an activity roll forward of your goodwill balance for each of the periods presented in accordance with paragraph 45c of SFAS No. 142.

Note 7. Intangible Assets, page 68

4.   In future filings, please revise to explain the nature and amounts of the "acquired identifiable intangibles" that are being amortized over estimated useful lives of 7 to 15 years.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief